UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 6-K/A

                               Amendment No.1

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         For the month of May, 2004

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)


     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
    --------------------------------------------------------------------

                  (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                                  No     X
                           -----                               -----


     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

This Amendment No. 1 to Form 6-K is being filed to include the conformed signature page, which was inadvertently omitted from the original filing made on April 23, 2004. No other changes have been made to the April 23, 2004 Form 6-K filing.

-----------------------------------------------------------------------

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             GRUPO TELEVISA, S.A.
                                       --------------------------------
                                                  (Registrant)



Dated: April 23, 2004                 By /s/ Jorge Lutteroth Echegoyen
                                      ------------------------------
                                      Name:  Jorge Lutteroth Echegoyen
                                      Title: Controller, Vice-President